UNIFIED SERIES TRUST
UNIFIED FINANCIAL SECURITIES, INC.
2960 N. Meridian Street, Suite 300
Indianapolis, IN  46208

December 14, 2011

VIA EDGAR

Deborah O’Neal-Johnson, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #206 to the Registration Statement of the above-reference investment company, in respect of each of the 1492 Small Cap Growth and 1492 Small Cap Value Fund, to Thursday, December 15, 2011.

Sincerely yours,

UNIFIED SERIES TRUST

By:      /s/ Tara Pierson
Tara Pierson, Secretary

UNIFIED FINANCIAL SECURITIES, INC.

By:     /s/ John C. Swhear
John C. Swhear, Chief Compliance Officer